Cooperation Agreement for the Establishment of
Advertising Company

between

Beijing Shengshi Lianhe Advertising Co., Ltd.,

and

Guangzhou Daozheng Advertising Co., Ltd.

May 2012

Party A: Beijing Shengshi Lianhe Advertising Co., Ltd.

Address: Room 1-0363, 1/F, Builiding 22, Xuanwumen East Street, Xuanwu District, Beijing, China, 100051

Legal Representative: Guo Man

Party B: Guangzhou Daozheng Advertising Co., Ltd.

Address: Room 2005, No.232, Zhongshan Sixth Road, Yuexiu District, Guangzhou, Guangdong, China, 510180

Legal Representative: Guo Rong

I.	General Provisions

Cooperation Objectives: jointly establish Guangzhou Meizheng Advertising Co., Ltd. (hereinafter referred to as “Guangzhou Meizheng”) to operate the PAD advertising in the carriages of Wuhan-Guangzhou high-speed rail lines under operation of Guangzhou Railway Group and strive to obtain the advertising concession for Wi-Fi entertainment platform.

II.	Cooperation Basis and Cooperation Model

1.	Basis and Conditions for the Establishment of Joint Venture:

1)	Party B warrants that it has signed Advertising Contract with Guangzhou Railway Group Cultural Advertising Corporation (hereinafter referred to as " GRG ") on August 23, 2012, and GRG authorizes the PAD advertising concession in the trains of Wuhan-Guangzhou, Guangzhou-Shenzhen-Hong Kong high-speed rail lines (hereinafter referred to as the "Concession") to Party B, and Party B has lawfully obtained the exclusive operating right of platform advertising for the period from September 1, 2012 to August 31, 2018.
2)	Party A warrants that it has an extensive resources and experiences in advertising business, a wide range of customer resources and it is licensed as an agent to release advertisements for domestic and foreign clients.
3)	Party B warrants that after the establishment of Guangzhou Meizheng, it will transfer its overall concession rights under the Advertising Contract with GRG to Guangzhou Meizheng.

2.	Cooperation Model and Procedure

To achieve the ultimate objectives of cooperation, both parties agree to complete the project in four stages:

1)	Party A agrees to pay RMB697, 550 in advance for the purchasing of tablet devices; Party A provides RMB2, 000,000 as start-up capital of the cooperation projects.
2)	Party A solely contributes to set up Guangzhou Meizheng Advertising Co., Ltd. with registered capital RMB10,000,000.
3)	Guangzhou Meizheng and Party B, GRG shall enter into an agreement to transfer all Party B’s rights and obligations under the Advertising Contract to Guangzhou Meizheng. Meanwhile, Party A and Party B shall enter into an Equity Transfer Agreement which stipulates that Party A transfers 46% equity interest of Guangzhou Meizheng to Party B.
4)	After Guangzhou Meizheng obtain all the exclusivity on operating advertising business on GRG trails, both parties, as shareholders of Guangzhou Meizheng, will increase the registered capital of Guangzhou Meizheng to RMB25 million with equity ratio unchanged. The RMB15 million of the increased capital (monetary, physical or property rights) will be provided by Party A.
III.	Operation Principals and Business Scope
1.	Name: Guangzhou Meizheng Advertising Co., Ltd.
2.	Address: Guangzhou, Guangdong Province
3.	Registered Capital: RMB10 million, then increase to RMB 25 million;
4.	Type of Organization: Limited Liability Company
IV.	Rights and Obligations of both Parties
1.	Rights of Both Parties
a)	Right to information during establishing of Guangzhou Meizheng;
b)	Right to sign the relevant legal documentation;
c)	Audit expense during establishment;
d)	As shareholders, require Guangzhou Meizheng to provide investment certificates;
e)	Enjoy rights and undertake obligations as shareholders.
2.	Obligations of Both Parties
a)	Apply to establish Guangzhou Meizheng;
b)	Prepare relevant legal documentation;
c)	Party A shall contribute capital, transfer ownership and increase capital as scheduled;
d)	In case of one party fails to fulfill its obligation, then fail to remedy after 15 days of receiving written notice from its counterpart, the observant party has the right to terminate this agreement and all damage and loss incurred shall be paid by the default party.
V.	Term of Operation and Incorporation

1. Operating Period: 30 years;

2. After established, Guangzhou Meizheng bears the expense of establishing;

3. Party A shall not terminate or dissolve Guangzhou Meizheng without legitimate reason before Party B is introduced as a shareholder;

4. 6 months before the operating period expires, shareholders will negotiate extension or liquidation.

VI.	Statement and Warranty

1. Good Standing of Party A

2. Good Standing of Party B

3. Party B lawfully obtained the exclusive operating right;

4. All the document provided to the SAIC, SAT and each other are true, accurate and valid.

VII.	Rights and Obligations of Shareholders
1.	Rights of Shareholders
a)	Dividend;
b)	Vote;
c)	Appoint director and supervisor;
d)	Right to information and inquiry;
e)	Annual audit
f)	Increase capital;
g)	Investment return after liquidation
h)	Amend Article of Association
i)	Other right stipulated by law, regulation and Article of Association.
2.	Obligations of Shareholders
a)	Capital contribution;
b)	No surreptitious withdrawing the contributed capital
c)	Assumption of debts
d)	Undertake the liability of breaching in case of fail to contribute capital as scheduled;
e)	Follow Article of Association
f)	No abusing shareholder rights
g)	Other obligations stipulated by law, regulation and Article of Association
VIII.	Constrained Activities

1. That shareholder of Guangzhou Meizheng exercise its voting right shall not result a decision in harmful way towards neither the interest of the company nor the interest of other shareholders.

2. Shareholder is obligated to perform its fiduciary duty and shall not utilize approaches such as Corporate Restructure to harm the interest of the company or the interest of other shareholders.

3. The important decisions shall be made in accordance with the Article of Association and by Board of Directors or Shareholder Committee; Shareholder shall not interfere directly or indirectly to company’s decision or its daily operation.

4. Guangzhou Meizheng is an independent legal entity and assumes its own liabilities and risks.

5. Shareholders shall respect the financial independence of Guangzhou Meizheng, and shall not interfere directly or indirectly to its accounting activities.

6. Shareholder shall be held liable for the damage and loss actual incurred in case of violation of this clause is made.

IX.	Corporate Governance Arrangement of Guangzhou Meizheng
1.	Shareholders’ committee is the highest authority of Guangzhou Meizheng. Guangzhou Meizheng will have a board of directors as the policy-making body. The board consists of five members with three appointed by Party A, two appointed by Party B, and the chairman will be appointed by Party A.
2.	Guangzhou Meizheng shall have a supervisor appointed by Party B.
X.	Finance, Accounting System of Guangzhou Meizheng
XI.	Notice and Service
XII.	Amendment and Termination of Agreement

This agreement may be amended or terminated only by mutual consent in writing between both parties.

XIII.	Force Majeure and Confidentiality
XIV.	Contract Breaching Liability
XV.	Disputes Settlement

During the performance of this Agreement, any dispute between the parties shall be resolved through negotiation; in case such negotiation fails, either party may bring a suit to the people's court at where this Agreement is signed.

This agreement is signed in Dongcheng district, Beijing, China.

XVI.	Validity of Agreement
XVII.	Miscellaneous

In case of conflict between content in this agreement and the Article of Association, the Article of Association prevails.